Exhibit 21

Subsidiaries of Registrant

Subsidiary Name	State of Incorporation or Organization
HarborOne Bank	MA
Legion Parkway Company LLC	MA

Subsidiaries of the Bank

Subsidiary Name	State of Incorporation or Organization
HarborOne Mortgage, LLC	MA
HarborOne Security Corporation, LLC	MA
Rhode Island Passive Investment Corp.	RI